

Makers of **Plenity**®

Forward Looking Statements

Certain statements, estimates, targets and projections in this presentation may constitute "forward-looking statements" within the meaning of the federal securities laws. The words "anticipate," "believe," continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding Gelesis' or its management team's expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to Gelesis' expected operating and financial performance and market opportunities. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis gives no assurance that any expectations set forth in this press release will be achieved. Various risks and uncertainties (some of which are beyond Gelesis' control) or other factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the ability of Gelesis to raise financing, if and when needed; (ii) the ability of Gelesis to continue as a going concern; (iii) Gelesis' ability to achieve and maintain widespread market acceptance of Plenity; (iv) the impact of current and future applicable laws and regulations and Gelesis' ability to comply with such laws and regulations; (v) Gelesis' ability to produce adequate supply of Plenity, including Gelesis' ability to continue to invest in manufacturing capacity and to build additional manufacturing sites; (vi) the development of the telehealth market and regulations related to remote healthcare; (vii) global economic, political and social conditions and uncertainties in the markets that Gelesis serves, including risks and uncertainties caused by the COVID-19 pandemic or other natural or man-made disasters; (viii) Gelesis' ability to enter into strategic collaborations, to acquire businesses or products or form strategic alliances and to realize the benefits of such collaborations, acquisitions and alliances; (ix) the level of demand, and willingness of potential members to pay out-of-pocket for, Plenity; (x) the ability of Gelesis to enforce its intellectual property rights and proprietary technology ; (xi) the risk that a third-party's activities, including with respect to third parties that Gelesis has granted out licenses to or granted limited exclusive or non-exclusive commercial rights, may overlap or interfere with the commercialization of Plenity; (xii) Gelesis' ability to successfully develop and expand its operations and manufacturing and to effectively manage such growth; (xiii) Gelesis' business partners' ability to successfully launch and commercialize Plenity in certain key markets; (xiv) risk relating to the loss of Gelesis' suppliers or distributors, or their inability to provide adequate supply of materials or distribution; (xv) the risk that Gelesis' business partners may experience significant disruptions in their operations; (xvi) Gelesis' ability to retain its senior executive officers and to attract and keep senior management and key scientific and commercial personnel; (xvii) Gelesis' ability to identify and discover additional product candidates and to obtain and maintain regulatory approval for such candidates; (xviii) risks related to potential product liability exposure for Plenity or other future product candidates; (xix) risks related to adverse publicity in the weight management industry, changes in the perception of Gelesis' brands, and the impact of negative information or inaccurate information about Gelesis on social media; (xx) Gelesis' ability to enhance its brand recognition, increase distribution of Plenity and generate product sales and reduce operating losses going forward; (xxi) the impact of risks associated with economic, financial, political, environmental and social matters and conditions on Gelesis' supply chain, its manufacturing operations and other aspects of its business; (xxii) Gelesis' ability to accurately forecast revenue and appropriately monitor its associated expenses in the future; (xxiii) Gelesis' ability to compete against other weight management and wellness industry participants or other more effective or more favorably perceived weight management methods, including pharmaceuticals, devices and surgical procedures; (xxiv) foreign currency fluctuations and inflation; (xxv) the risk that Gelesis fails to maintain adequate operational and financial resources or to raise additional capital or generate sufficient cash flows; (xxvi) Gelesis' ability to successfully protect against security breaches and other disruptions to its information technology structure; (xxvii) the ability of Gelesis to maintain its listing on the New York Stock Exchange; (xxviii) failure to realize the anticipated benefits of the business combination; and (xxix) other important factors discussed in the "Risk Factors" section of Gelesis' most recent Annual Report on Form 10-K and in other filings that Gelesis makes with the Securities and Exchange Commission. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

This presentation also contains information using industry publications that generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. While we are not aware of any misstatements regarding the information from these industry publications, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied on therein.

GELESIS









Changing the Lives of Millions of People Struggling with Excess Weight

- Plenity is our FDA-cleared weight management product
- Since we launched Plenity Rx, we have helped 185,000 people and generated $36.8M of revenue*
- We now plan to multiply our impact with a potential OTC / non-Rx launch

** Cumulative product revenue, net, from Plenity first being made commercially available through September 30, 2022*

GELESIS

Majority of Americans Want to Lose <40 Pounds[1]
Most of Them Don't Want / Qualify for & Can't Afford Rx Drugs

US Population[2]



- 33M — BMI 25-27
- 47M — BMI 27-30
- 50M — BMI 30-35
- 23M — BMI 35-40
- 19M — BMI >40

Hope to lose 10-40 pounds

Plenity® — Label Covers >150M Americans
of which 61million interested in losing 10+ pounds

~$75B[3] opportunity in weight loss and weight management



Diet & exercise
don't work
for the majority of people

1. Based on Qualtrics survey assessing consumer weight loss goals for people with a BMI between 25-40
2. Based on 2013-2014 cycle of NHANES data
3. MarketResearch.com: "U.S. Weight Loss Market Shrinks by 25% in 2020 with Pandemic, but Rebounds in 2021" by John LaRosa, on March 10, 2022

GELESIS

To Impact Millions Who are Waiting, the Ideal Weight Loss Product Should Be



1. Safe & Easy



2. Effective & Proven



3. Affordable & Accessible

To date, other weight loss products or services have fallen short



GELESIS









Meet Plenity: FDA Cleared, Clinically Proven & Well Tolerated

Designed to make you Feel Fuller, Eat Less, and Lose Weight

1. Safety & Ease

Safety: Unprecedented safety profile as demonstrated in our clinical trials and our real-world data

Ease: Three pills, twice daily

2. Effective & Proven

Effectiveness: 6 out of 10 people in our FDA clinical trials lost an average of 22 lbs and 3.5 inches in only 24 weeks

Proven: Strong sales growth with high consumer satisfaction

3. Affordable & Accessible

Affordable: Costs $1.75 per dose and can be purchased easily online

Accessible: With broad online distribution **without an Rx** (coming soon[1])

Plenity

1. Pending FDA approval

GELESIS

Safety & Ease

Plenity Breakthrough Technology is the Only Superabsorbent Hydrogel Made Entirely from Naturally Derived Building Blocks

  

  

Within minutes, the capsules dissolve and form a large volume of small non-aggregating gel pieces, with composition & firmness similar to ingested raw vegetables

Plenity creates a similar effect to eating ½ pound of cucumber before meals, simply by taking a few capsules

GELESIS

Safety & Ease: Feel Fuller Throughout the Day with Less Food

Not Absorbed, Not Habit Forming, Induces Satiety and Weight Loss by Increasing the Volume and Firmness of the Ingested Meals without any Additional Calories











Capsules taken with water before a meal

Create small gel pieces that fill ~1/4 of the stomach

Gel pieces mixed with the meal increase its volume & reduce its caloric density[1]

Increasing the volume and firmness of food also in the small intestine

Not absorbed & eliminated through the natural digestive process

1 **2** **3** **4** **5**

1. The number of calories in a given mass of food
   Source: Rolls, B. J. The relationship between dietary energy density and energy intake. *Physiol. Behav.* **97**, 609–615.

GELESIS

Effective & Proven
Robust Efficacy and Safety in Clinical Trials and the Real World

Responders

Adults **achieving 5% or greater** weight loss in only 24 weeks



6 out of **10**

Super Responders

Adults **achieving 10% or greater** weight loss in only 24 weeks



26% were "super-responders" to Plenity, **losing on average 14% of their weight (30 lbs)**

These responders lost on average 10% of their weight (22 lbs) and ~3.5 inches from their waist

Plenity doubled the odds of achieving 5% or greater weight loss compared with placebo

Safety / Side Effects / Tolerability

Plenity had a side effect profile equal to placebo, and no serious adverse events

Source: Greenway, F. et. al, A Randomized, Double-Blind, Placebo-Controlled Study of Gelesis100: A Novel Nonsystemic Oral Hydrogel for Weight Loss. *Obesity* (2018)

GELESIS

Effective & Proven
Strong Sales Growth from Consumer Awareness Marketing

What We Have Proven



Ability to obtain customers
185k new customers since launch



Product message resonates in market
175% YoY revenue growth shows immediate and robust response to media campaign in 1H-22



Ability to improve margins
35% higher gross margin after commercial manufacturing investments and packaging improvements



Product performance
Unprecedented safety profile mirror clinical results; demonstrated improved retention metrics

Quarterly Revenues and Gross Margin



GELESIS

Effective & Proven
…with High Consumer Satisfaction



Plenity weight loss support
Luc...

Hey all, it's been awhile.

In total I've lost 82 pounds and I'm almost to 15% body fat which was my ultimate goal. I've started going to the gym and got a personal trainer in the past month, but I waited because I wanted to lose significant amount of fat befor... See more



It didn't happen overnight but 13 months later we are just 19 pounds away from pre-baby weight. Plenity really helped kick off my weight loss journey and continues to help me from overeating and encourages me to get my proper water intake everyday.
Starting weight 195lbs
Current weight 154lbs
Goal weight 135lbs

Tif...
April 12

I had an annual physical yesterday and my doctor said, "wow you've lost 20 lbs since I last saw you!" So I told her about Plenity, and she said she's going to try it too! 😁

Ro... 9h
I stepped on the scale this morning. So incredibly grateful for the results I've gotten from using Plenity! I am officially in maintenance!! My journey is not even close to being over!!
SW-189
CW-140
I started taking Plenity on February 3rd 2022

206 · 2   39 comments

👍 Like   💬 Comment   ➤ Send

Ju...
1d

So excited!! About 4 1/2 months in. Down approximately 30 pounds and 2 pant sizes.

306   40 Comments



Lu... 19h
As I said before, trust the process. I take my pills daily and walk, alone with lots of water and fruits.

2021   2022

⭐⭐⭐⭐⭐ ✅ Invited   5 days ago
A new lease on losing weight
I'm 59 years old and have had weight problems for the last 25 years. I began Plenity 2 months ago I've lost over 20lbs and have not had the feeling of hunger at all. I have felt better, eaten better and moved my body more than ever. Thank you Plenity
Date of experience: November 09, 2022

⭐⭐⭐⭐⭐ ✅ Invited   Oct 20, 2022
Really Works
This product did exactly what it proposed. I was doing another diet program, but I found that I was always hungry and not exercising like I wanted to do. This product took away that hungry feeling, I ate less, and I had more energy.
Date of experience: October 19, 2022

Check out our 117 reviews
⭐⭐⭐⭐☆
Trustpilot

GELESIS

Affordable & Accessible
Plenity OTC Advantages over Rx

 **2X Larger Addressable Market**

26M targeted population for Rx vs. 65M for OTC[1]

 **Anticipated Significant Reduction in CAC**

Single digit purchase rate[2] as Rx vs 30% for e-commerce benchmark (anticipated)[3]

 **New, Broader Distribution Partner Opportunities**

Limited to only Rx channels vs. multiple as OTC, such as online retailers (e.g. Amazon) and brick & mortar, as well as broader partnership opportunities

 **Lower Commercial Infrastructure Costs & HCP Marketing Telehealth Costs**

Eliminating Gelesis healthcare provider sales force costs and saving consumer cost of physician visit

1. Based on potential utilization of Plenity earlier in weight loss journey prior to spending money in category
2. Consumer who started an online visit then purchased Plenity
3. This value is an average calculated based on 41 different studies containing statistics on e-commerce shopping cart abandonment. (source: Baymard Institute)

GELESIS

Plenity OTC: Why Now?



Accumulated safety record with >185,000 people. Unprecedented real-world safety and tolerability consistent with the clinical studies



Customers want easy access: ~98% drop off from Rx website[1]. Many also prefer the privacy and control of their weight loss journey



Growing interest in category with new products not addressing majority of Americans



Michael "Mike" Albert, MD
@MichaelAlbertMD

Plenity is currently available only by Rx, but I believe it has the ability to be a billion dollar product as an OTC wt loss aid. There is nothing that compares in safety & efficacy available OTC. At the right price pt, it's a multi-billion $ product (think PPIs as a comparable).

10:24 PM · 6/21/22 · Twitter for iPhone

Submission 1Q23 with anticipated approval of OTC middle of 2023

1. Percentage of people who visit website who ultimately don't purchase product via myplenity.com

GELESIS

OTC Makes the Purchase Process Simpler and Easier
Only 3 Steps Without Need for Medical Data or Photos...

Rx steps required by consumer:
20+ min process

1 Starts online visit		**5** Provides credit card info	
2 Begins questionnaire		**6** Dr follow-up with clarifying questions	
3 Uploads photo		**7** Dr assesses fit for product	
4 Provides ID		**8** Credit is charged and Plenity sent to member	

Low Percentage Purchase Rate for Online Visit

OTC steps required by consumer:
~1 min process

1 Clicks "buy Plenity"

2 Adds product to cart

3 Provides credit card info & Plenity sent to member

Anticipated 30% Purchase Rate

Based on Benchmarks[1]

Could Improve Purchase Process Efficiency up to 3-5X

1. This value is an average calculated based on 41 different studies containing statistics on e-commerce shopping cart abandonment . (source: Baymard Institute)

GELESIS

>2X Larger Target Population
OTC target consumer starts earlier on in the weight loss journey

Rx Plenity Target Audience



160M — Americans with overweight or obesity

90M — 18+, HHI>$40K, BMI 25-40

61M — Currently interested in losing 10+ pounds

26M — Spent in weight loss category

With no prescription required, no longer reason to limit the market to those already spending money in category

OTC Plenity Target Audience



160M — Americans with overweight or obesity

90M — 18+, HHI>$40K, BMI 25-40

61M — Currently interested in losing 10+ pounds

Benchmark Data

- 15% of US adults have taken weight loss supplements[1]
- 30% of weight loss supplement purchased are online[1]
- Which means there are approximately 30M adults buying weight loss supplements and approximately **10M** buying them online

1. Grand View Research Industry Analysis

GELESIS

New Distribution Opportunities as OTC Drive Broader Access
Current Distribution Limited to Telehealth & Traditional Prescribing



E-commerce

- Myplenity.com
- Telehealth (non-Rx)
- Large online retailers: e.g. Amazon





Partnerships / Non-traditional

- **Healthcare Professionals:** Physicians, registered dietitians
- **Health and Wellness Outlets:** e.g. Equinox, Lifetime, Barry's Bootcamp, Medspas
- **Weight Management Companies:** e.g. Jenny Craig, Nutrisystem, Noom





Brick & Mortar

- Retail pharmacies
- Major Retailers: e.g., Target & Walmart, GNC, Vitamin Shoppe



GELESIS

Strategic Focus Over Next 12 Months
By Switching to OTC, Gelesis Aims to Make Plenity a Blockbuster Over Time



Access: Transformational change in go-to-market strategy driving efficient growth

- Remove Rx hurdle to lower barriers to usage
- Partner with top e-commerce platforms and wellness companies for OTC distribution / expand network
- Turn myplenity.com into a DTC commerce site



Profitability: Improve margins while driving towards profitability within 2 years of OTC launch

- Keep consumer pricing affordable
- Remove costs of Rx & improve CAC by increasing conversion
- Further improve COGS and packaging efficiencies



Reach: Continue to expand global footprint in other geographies

- Starting in Asia, followed by other key markets with geographic partnerships as a source of additional non-dilutive funding and increase revenues

Near-term Milestones[1]

Q1 2023: Submit to FDA for OTC status

Q3 2023: Anticipated FDA approval of OTC status

Q4 2023: Launch Plenity OTC / Non-Rx

1. Anticipated milestones are subject to timing of FDA review and other factors beyond Company's control.

GELESIS

Team with Deep Entrepreneurial, Operational & Industry Experience

Key Hires in 2023: CBO & Commercial OTC Lead



Yishai Zohar
CEO & Founder

- Entrepreneur & co-inventor with strong track record of launching industry innovating companies & delivering results in a capital efficient way.
- Built Gelesis from inception through FDA clearance w/ minimal spend. Led all aspects of science, clinical, manufacturing & operations
- Co-founded PureTech (Nasdaq: PRTC), a biopharma company developing ground-breaking therapeutics



David Pass
Chief Commercial Officer

- 25+ years of commercial & BD expertise across therapeutic areas with a focus on consumer driven markets
- Built and led diabetes franchise in Alliance between Eli Lilly and Boehringer-Ingelheim



Elaine Chiquette
Chief Scientific Officer

- 15+ years of leadership experience in pharmaceutical, biotechnology, and medical device industry
- Most recently served as VP of Medical Affairs at GI Dynamics



Elliot Maltz
Chief Financial Officer

- 15+ years of accounting and corporate finance experience working with public and private companies
- Previously held leadership roles at Deloitte & Touche LLP and Sapient Corp.



Joy Bauer, MS, RDN, CDN
Chief Nutrition Officer of Plenity

- Well-known TV and media personality and a #1 New York Times bestselling author with 14 bestsellers to her credit
- Director of Nutrition and Fitness for the Department of Pediatric Cardiology at Mount Sinai Medical Center in New York City, as well as the clinical dietitian for their neurosurgical team



Alessandro Sannino
Ph.D., Head of Material Science & Inventor

- Co-inventor of the GS100 technology, Professor of Polymer Science & Technology and the director of the Biolabs at University of Salento
- Oversees Life Science division of the Puglia District of Technology and adjunct faculty at Massachusetts Institute of Technology (MIT)

        

GELESIS

Backed by Top Clinical and Consumer Advisors

Clinical Advisors







Louis J. Aronne, M.D., FACP

Scientific Advisor

- Sanford I. Weill Professor of Metabolic Research at Weill-Cornell Medical College where he directs the Comprehensive Weight Control Center
- Associate Professor of Clinical Medicine appointment at Columbia University

Ken Fujioka, M.D.

Scientific Advisor

- Director of the Nutrition Metabolic Research Center at Scripps College
- Authored over 100 papers in peer-reviewed journals (including NEJM, The Lancet, JAMA, DOM, and Obesity) on weight management, and related comorbid diseases

James Hill, Ph.D.

Scientific Advisor

- Professor of Medicine & Pediatrics, University of Colorado
- Past President of The Obesity Society (TOS)
- Director of the Colorado Nutrition Obesity Research Center.

Consumer Advisors









Elon Boms

Investor & Advisor

- Co-founded LaunchCapital, portfolio performance since 2010 has recorded IRR that has placed LaunchCapital in the top 10% of venture funds worldwide.
- History of working with industry disruptors like Arccos Golf, Gelesis, Adimab, Pico Trading, Snap, Spotify, and more

Jane Wildman

Board Member

- 25 years at Procter & Gamble, working in beauty, health, baby, feminine care, and food
- Global Vice President for Pampers, P&G's largest brand
- Corporate strategy, omni-channel marketing, transforming the user experience, and multi-cultural marketing for clients like, including Walmart, P&G, and Nestle

Clayton Christopher

Board Member

- Founder and former CEO of Sweetleaf Tea, Deep Eddy Vodka & Waterloo Sparkling Water
- Co-founder of CAVU Venture Partners
- Awarded the Ernst & Young Entrepreneur of the year Austin Under 40 Austinite of the Year

Kathryn Cavanaugh

Board Member

- Early investor in leading direct to consumer brands, including Rothy's and ThirdLove
- Advisor to Parachute Home, Primary Kids, Supergoop!, MM.LaFleur, and Sarah Flint
- Partner at Grace Beauty Capital

GELESIS

Investment Highlights for Large Upside Opportunity



1. Safety & Ease

Safety: Unprecedented safety profile as demonstrated in our clinical trials and our real-world data

Easy: 3 pills, twice daily



2. Effective & Proven

Effectiveness: 6 out of 10 people in our FDA clinical trials lost an average of 22 lbs and 3.5 inches in only 24 weeks

Proven: Strong sales growth with high consumer satisfaction



3. Affordable & Accessible

Affordable: Costs $1.75 per dose and can be purchased easily online

Accessible: Next, expand access to millions who are waiting



Transformational technology addressing one of the world's largest and relapsing health problems

GELESIS